Exhibit (r)(2)

Salient Capital, L.P.

BD Written Supervisory Policies and Procedures

CODE OF ETHICS

Background

Salient Capital L.P. has a simple, basic Code of Ethics, which is disseminated to all affiliated personnel. Activities by anyone, from senior management to clerical staff, violating this Code of Ethics will not be tolerated.

•	Every aspect of our business will be conducted in a fair, lawful and ethical manner. Reasonable internal controls have been implemented to ensure that all reasonable efforts are taken at all times to deter and detect any activities which do not meet the highest standards of ethical behavior.

•	Senior management is committed to working with Compliance and all registered individuals to ensure the existence and awareness of a strong and committed compliance culture. Our leadership will consistently be such that we will instill ethical behavior throughout the firm and make it known that anyone acting in a manner less than what is expected will be sanctioned or terminated.

•	Senior management’s leadership style will be to lead by example, creating an environment encouraging honesty and fair play by all employees in the conduct of his or her duties

•	Our customers will be offered only those pre-approved products/services which have been determined to be appropriate for their specific needs and which provide fair value.

•	It is our obligation to respect and protect the right to privacy of all our clients.

•	Confidential or proprietary information, obtained in the course of an individual’s association or employment with Salient Capital L.P., is not to be used for personal gain or to be shared with others for personal benefit.

•	All efforts are to be made to avoid actual or apparent conflicts of interest. Such a conflict may exist even when no actual wrongdoing occurs; the opportunity to act improperly may be sufficient to give the appearance of a conflict.

•	Strict compliance with all laws and regulations governing the securities industry is paramount.

•	Senior management will continue to ensure that the procedures in place are acceptable in terms of making determinations regarding the qualifications, experience and training of all individuals prior to assigning them any supervisory responsibilities.

•	Individual employees not adhering to this Code of Ethics, as well as all other policies and directives issued by Salient Capital L.P., during the course of any activities undertaken on behalf of this broker/dealer will be subject to sanctions and possible termination.

Exhibit (r)(2)

Supervisory and Oversight Policies

Senior management, working with Compliance and all supervisory personnel, in an effort to ensure that the above Code of Ethics is maintained throughout the company, will strive to ensure that the supervisory policies and procedures contained in this document are undertaken to ensure the following:

•	The best interests of our clients must be foremost.

•	Adherence to all regulatory requirements must be ensured.

•	All our personnel are adequately trained so as to perform at the highest ethical, legal and professional levels.

•	We will utilize only highly qualified, well trained personnel given review and/or supervisory responsibilities.

•	All compliance and supervisory efforts, and all appropriate follow-up activities, are to be well documented and appropriately maintained.

•	Immediate attention is to be given to any area in which our efforts are found to be “deficient in any manner.

•	We will at all times have in place sufficient teamwork to put into place as rapidly as possible, any actions determined to be necessary at any given time.

•	We will ensure awareness on the part of all associated persons regarding the seriousness with which all compliance efforts should be undertaken.

Ethics Hotline

The Firm maintains a toll-free Ethics Information hotline and website, which is available 24 hours a day, seven days week. Personnel may report suspected misconduct, raise concerns about ethics or compliance matters and questions. Employees may remain anonymous, if they wish, but should provide detailed facts about their concerns so that the Firm can properly investigate the issue.

Calls to the Hotline and website reports are handled by an outside company not affiliated with the Firm to ensure objectivity, and confidentiality, to the extent possible. Details are forwarded to the Compliance and human Resources Department for appropriate handling. Reports to the Hotline are investigated promptly and corrective action is taken, necessary. Personnel are expected to fully cooperate with any internal investigations regarding allegations of misconduct and be truthful at all times. Disciplinary action, up to and including termination of employment, may occur for personnel who cannot follow the Code of Ethics or knowingly give a false report.

The Ethics Information Hotline may be reached at 866.842.2171 and the website at http:/salientpartners.ethicspoint.com.